SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 1
                               TO
                          SCHEDULE 13D

                            Under the
                 Securities Exchange Act of 1934


                     TEXAS INDUSTRIES, INC.
              ------------------------------------
                        (Name of Issuer)


                 Common Stock ($1.00 par value)
              ------------------------------------
                 (Title of Class of Securities)

                            882491103
                        ----------------
                         (CUSIP Number)



                     Ronald N. Graves, Esq.
        J.R. Simplot Self-Declaration of Revocable Trust
                         999 Main Street
                       Boise, Idaho  83702
                   Telephone:  (208) 336-2110
                ---------------------------------
       (Names, addresses and telephone numbers of persons
        authorized to receive notices and communications)



                        December 16, 1999
                   ---------------------------
                  (Date of event which requires
                    filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-
1(f) or 13d-1(g), check the following box: [ ]

     This Amendment No. 1 amends the Schedule 13D originally filed on February 3, 1999 (the "Schedule 13D") by J.R. Simplot Self-
Declaration of Revocable Trust dated December 21, 1989 (the
"Trust"), relating to the common stock, par value $1.00 per share
(the "Stock") of Texas Industries, Inc. (the "Issuer").

     The purpose of this Amendment is to report additional open market transactions of Stock by the Trust.

     Except as expressly set forth in this Amendment, the Schedule 13D remains in effect.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------------------------------------------------------------

     The purchases reported in Item 5 herein were made with the personal funds of the Trust and with funds provided pursuant to customary margin agreements between the Trust and Merrill Lynch.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-----------------------------------------------

     (a - b) As of January 31, 2000, the Trust owned 1,968,200 shares of Stock. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares. Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed January 12, 2000, with the Securities and Exchange Commission for the quarter ended November 30, 1999 (the "10-Q"), the shares owned by the Trust constitute approximately 9.35% of the 21,050,972 shares of Stock outstanding as of January 7, 2000, as reported in the 10-Q.

     (c) In the 60 days prior to and including January 31, 2000, the Trust acquired and sold the shares of Stock described below in open market transactions through ordinary brokerage transactions:




     Purchase       Sale           No. of
       Date         Date           Shares         Price per Share
     --------       -----          ------         ---------------

     12/15/99                       12,000        39.364
     12/16/99                      262,000        38.992
                    01/31/00        31,800        36.481

     (d - e)  Not applicable.



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
-------------------------------------------

     None

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.


                         J.R. Simplot Self-Declaration of
                         Revocable Trust


                         By   //s// J.R. Simplot
                         ---------------------------------------
                              J.R. Simplot, as Trustee


Date:  February 16, 2000